UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018

On November 28, 2018, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2018 prepared in accordance with Japanese GAAP as part of our interim securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects - Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 17-15, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements in the second quarter.

2.

The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 24 of 1999). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

3.

Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2018, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2018		As of September 30, 2018
Assets
Cash and Due from Banks	*8	47,725,360	*8	46,579,445
Call Loans and Bills Purchased		715,149		336,548
Receivables under Resale Agreements		8,080,873		10,275,017
Guarantee Deposits Paid under Securities Borrowing Transactions		4,350,527		2,709,640
Other Debt Purchased		2,713,742		2,577,593
Trading Assets	*8	10,507,133	*8	12,274,307
Money Held in Trust		337,429		409,725
Securities	*1, *8, *15	34,183,033	*1, *8, *15	34,975,299
Loans and Bills Discounted	*3, *4, *5, *6, *7, *8, *9	79,421,473	*3, *4, *5, *6, *7, *8, *9	80,516,017
Foreign Exchange Assets	*7	1,941,677	*7	2,229,807
Derivatives other than for Trading Assets		1,807,999		1,428,605
Other Assets	*8	4,588,484	*8	4,342,091
Tangible Fixed Assets	*10, *11	1,111,128	*10, *11	1,093,635
Intangible Fixed Assets		1,092,708		1,074,255
Net Defined Benefit Asset		996,173		983,445
Deferred Tax Assets		47,839		42,924
Customers’ Liabilities for Acceptances and Guarantees		5,723,186		5,964,576
Reserves for Possible Losses on Loans		(315,621)		(252,177)

Total Assets		205,028,300		207,560,759

	(Millions of yen)
	As of March 31, 2018		As of September 30, 2018
Liabilities
Deposits	*8	125,081,233	*8	120,819,088
Negotiable Certificates of Deposit		11,382,590		12,500,325
Call Money and Bills Sold		2,105,293		5,736,053
Payables under Repurchase Agreements	*8	16,656,828	*8	17,488,448
Guarantee Deposits Received under Securities Lending Transactions	*8	1,566,833	*8	1,838,150
Commercial Paper		710,391		683,390
Trading Liabilities		8,121,543		7,682,367
Borrowed Money	*8, *12	4,896,218	*8, *12	4,817,339
Foreign Exchange Liabilities		445,804		473,194
Short-term Bonds		362,185		303,302
Bonds and Notes	*13	7,544,256	*13	8,696,783
Due to Trust Accounts		4,733,131		4,725,740
Derivatives other than for Trading Liabilities		1,514,483		1,397,924
Other Liabilities		3,685,585		4,174,229
Reserve for Bonus Payments		66,872		49,284
Reserve for Variable Compensation		3,242		1,500
Net Defined Benefit Liability		58,890		59,466
Reserve for Director and Corporate Auditor Retirement Benefits		1,460		1,308
Reserve for Possible Losses on Sales of Loans		1,075		1,153
Reserve for Contingencies		5,622		4,750
Reserve for Reimbursement of Deposits		20,011		19,802
Reserve for Reimbursement of Debentures		30,760		28,197
Reserves under Special Laws		2,361		2,358
Deferred Tax Liabilities		421,002		353,680
Deferred Tax Liabilities for Revaluation Reserve for Land	*10	66,186	*10	65,732
Acceptances and Guarantees		5,723,186		5,964,576

Total Liabilities		195,207,054		197,888,149

Net Assets
Common Stock and Preferred Stock		2,256,548		2,256,767
Capital Surplus		1,134,922		1,138,434
Retained Earnings		4,002,835		4,268,037
Treasury Stock		(5,997)		(7,888)

Total Shareholders’ Equity		7,388,309		7,655,351

Net Unrealized Gains (Losses) on Other Securities		1,392,392		1,335,533
Deferred Gains or Losses on Hedges		(67,578)		(123,418)
Revaluation Reserve for Land	*10	144,277	*10	143,248
Foreign Currency Translation Adjustments		(85,094)		(90,790)
Remeasurements of Defined Benefit Plans		293,536		277,466

Total Accumulated Other Comprehensive Income		1,677,534		1,542,038

Stock Acquisition Rights		1,163		714
Non-controlling Interests		754,239		474,506

Total Net Assets		9,821,246		9,672,610

Total Liabilities and Net Assets		205,028,300		207,560,759

(2) Interim Consolidated Statement of Income and

      Interim Consolidated Statement of Comprehensive Income

      Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2017		For the six months ended September 30, 2018
Ordinary Income		1,764,841		1,994,087
Interest Income		797,177		994,826
Interest on Loans and Bills Discounted		494,710		604,086
Interest and Dividends on Securities		142,667		163,560
Fiduciary Income		27,690		28,023
Fee and Commission Income		344,211		366,778
Trading Income		130,953		156,449
Other Operating Income		177,376		178,133
Other Ordinary Income	*1	287,431	*1	269,875
Ordinary Expenses		1,333,535		1,527,175
Interest Expenses		389,759		586,633
Interest on Deposits		152,774		217,934
Fee and Commission Expenses		80,493		81,850
Other Operating Expenses		47,347		44,155
General and Administrative Expenses		733,194		717,467
Other Ordinary Expenses	*2	82,740	*2	97,067

Ordinary Profits		431,306		466,912

Extraordinary Gains	*3	2,164	*3	10,271
Extraordinary Losses	*4	4,388	*4	3,551

Income before Income Taxes		429,082		473,632

Income Taxes:
Current		107,634		116,078
Deferred		(12,364)		(14,319)

Total Income Taxes		95,270		101,759

Profit		333,812		371,872

Profit Attributable to Non-controlling Interests		17,166		12,511

Profit Attributable to Owners of Parent		316,645		359,360

Interim Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Profit	333,812	371,872
Other Comprehensive Income	98,082	(135,899)
Net Unrealized Gains (Losses) on Other Securities	118,017	(58,557)
Deferred Gains or Losses on Hedges	(17,318)	(55,862)
Revaluation Reserve for Land	(2)	—
Foreign Currency Translation Adjustments	(161)	(3,401)
Remeasurements of Defined Benefit Plans	8,116	(15,346)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(10,569)	(2,732)

Comprehensive Income	431,894	235,972

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	416,654	224,894
Comprehensive Income Attributable to Non-controlling Interests	15,240	11,078

(3) Interim Consolidated Statement of Changes in Net Assets

      For the six months ended September 30, 2017

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291
Changes during the period
Issuance of New Shares	273	273			546
Cash Dividends			(95,173)		(95,173)
Profit Attributable to Owners of Parent			316,645		316,645
Repurchase of Treasury Stock				(2,447)	(2,447)
Disposition of Treasury Stock		(43)		821	778
Transfer from Revaluation Reserve for Land			788		788
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		122			122
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	273	352	222,260	(1,625)	221,260

Balance as of the end of the period	2,256,548	1,134,768	3,837,710	(6,475)	7,222,552

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361
Changes during the period
Issuance of New Shares									546
Cash Dividends									(95,173)
Profit Attributable to Owners of Parent									316,645
Repurchase of Treasury Stock									(2,447)
Disposition of Treasury Stock									778
Transfer from Revaluation Reserve for Land									788
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									122
Net Changes in Items other than Shareholders’ equity	119,780	(17,886)	(791)	(5,922)	4,039	99,220	(580)	487	99,127

Total Changes during the period	119,780	(17,886)	(791)	(5,922)	4,039	99,220	(580)	487	320,388

Balance as of the end of the period	1,409,766	(7,714)	144,817	(75,579)	148,906	1,620,196	1,173	749,827	9,593,750

      For the six months ended September 30, 2018

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309
Changes during the period
Issuance of New Shares	218	218			437
Cash Dividends			(95,186)		(95,186)
Profit Attributable to Owners of Parent			359,360		359,360
Repurchase of Treasury Stock				(2,856)	(2,856)
Disposition of Treasury Stock		(15)		965	950
Transfer from Revaluation Reserve for Land			1,028		1,028
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		3,307			3,307
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	218	3,511	265,202	(1,891)	267,041

Balance as of the end of the period	2,256,767	1,138,434	4,268,037	(7,888)	7,655,351

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246
Changes during the period
Issuance of New Shares									437
Cash Dividends									(95,186)
Profit Attributable to Owners of Parent									359,360
Repurchase of Treasury Stock									(2,856)
Disposition of Treasury Stock									950
Transfer from Revaluation Reserve for Land									1,028
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									3,307
Net Changes in Items other than Shareholders’ equity	(56,859)	(55,840)	(1,028)	(5,696)	(16,070)	(135,495)	(449)	(279,732)	(415,678)

Total Changes during the period	(56,859)	(55,840)	(1,028)	(5,696)	(16,070)	(135,495)	(449)	(279,732)	(148,636)

Balance as of the end of the period	1,335,533	(123,418)	143,248	(90,790)	277,466	1,542,038	714	474,506	9,672,610

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Cash Flow from Operating Activities
Income before Income Taxes	429,082	473,632
Depreciation	86,319	85,504
Losses on Impairment of Fixed Assets	2,375	2,384
Amortization of Goodwill	2,073	2,042
Equity in Loss (Gain) from Investments in Affiliates	(10,553)	(19,397)
Increase (Decrease) in Reserves for Possible Losses on Loans	(147,147)	(65,629)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(173)	78
Increase (Decrease) in Reserve for Contingencies	94	26
Increase (Decrease) in Reserve for Bonus Payments	(22,170)	(19,153)
Increase (Decrease) in Reserve for Variable Compensation	(1,404)	(1,742)
Decrease (Increase) in Net Defined Benefit Asset	(15,384)	(28,578)
Increase (Decrease) in Net Defined Benefit Liability	1,381	1,152
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	0	(151)
Increase (Decrease) in Reserve for Reimbursement of Deposits	306	(208)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(4,588)	(2,563)
Interest Income - accrual basis	(797,177)	(994,826)
Interest Expenses - accrual basis	389,759	586,633
Losses (Gains) on Securities	(151,687)	(196,500)
Losses (Gains) on Money Held in Trust	(79)	(79)
Foreign Exchange Losses (Gains) - net	(84,088)	(329,418)
Losses (Gains) on Disposition of Fixed Assets	(145)	(1,653)
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	—	(7,448)
Decrease (Increase) in Trading Assets	(2,007,232)	(1,678,766)
Increase (Decrease) in Trading Liabilities	(199,022)	(479,891)
Decrease (Increase) in Derivatives other than for Trading Assets	342,036	402,307
Increase (Decrease) in Derivatives other than for Trading Liabilities	(142,490)	(140,197)
Decrease (Increase) in Loans and Bills Discounted	(1,056,197)	(340,433)
Increase (Decrease) in Deposits	4,201,080	(4,878,384)
Increase (Decrease) in Negotiable Certificates of Deposit	1,232,086	893,395
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(931,781)	(56,079)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	278,728	430,004
Decrease (Increase) in Call Loans, etc.	6,089	(1,320,540)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(235,157)	1,640,886
Increase (Decrease) in Call Money, etc.	1,680,784	3,669,830
Increase (Decrease) in Commercial Paper	(453,719)	(75,866)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	961,006	271,316
Decrease (Increase) in Foreign Exchange Assets	(105,355)	(232,411)
Increase (Decrease) in Foreign Exchange Liabilities	(99,855)	26,473
Increase (Decrease) in Short-term Bonds (Liabilities)	(103,781)	(58,882)
Increase (Decrease) in Bonds and Notes	(46,218)	615,711
Increase (Decrease) in Due to Trust Accounts	(91,686)	(7,390)
Interest and Dividend Income - cash basis	785,022	979,986
Interest Expenses - cash basis	(396,480)	(592,508)
Other - net	128,548	130,315

Subtotal	3,423,198	(1,317,022)

Cash Refunded (Paid) in Income Taxes	(81,537)	(90,848)

Net Cash Provided by (Used in) Operating Activities	3,341,661	(1,407,871)

	(Millions of yen)
	For the six months ended September 30, 2017		For the six months ended September 30, 2018
Cash Flow from Investing Activities
Payments for Purchase of Securities		(32,915,966)		(29,178,381)
Proceeds from Sale of Securities		23,065,371		19,492,567
Proceeds from Redemption of Securities		10,325,499		10,014,840
Payments for Increase in Money Held in Trust		(58,705)		(87,740)
Proceeds from Decrease in Money Held in Trust		33,247		15,401
Payments for Purchase of Tangible Fixed Assets		(19,358)		(16,170)
Payments for Purchase of Intangible Fixed Assets		(103,021)		(44,682)
Proceeds from Sale of Tangible Fixed Assets		12,607		6,763
Proceeds from Sale of Intangible Fixed Assets		0		—
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)		1,337		—

Net Cash Provided by (Used in) Investing Activities		341,010		202,598

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money		30,000		—
Repayments of Subordinated Borrowed Money		(49,000)		(25,000)
Proceeds from Issuance of Subordinated Bonds		574,000		510,000
Payments for Redemption of Subordinated Bonds		(50,000)		(5,000)
Proceeds from Issuance of Common Stock		3		2
Proceeds from Investments by Non-controlling Shareholders		712		3,370
Repayments to Non-controlling Shareholders		—		(274,500)
Cash Dividends Paid		(95,139)		(95,162)
Cash Dividends Paid to Non-controlling Shareholders		(14,080)		(16,313)
Payments for Repurchase of Treasury Stock		(1,604)		(2,101)
Proceeds from Sale of Treasury Stock		0		933

Net Cash Provided by (Used in) Financing Activities		394,891		96,228

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(6,214)		(21,421)

Net Increase (Decrease) in Cash and Cash Equivalents		4,071,349		(1,130,466)

Cash and Cash Equivalents at the beginning of the period		45,523,663		46,334,334

Cash and Cash Equivalents at the end of the period	*1	49,595,013	*1	45,203,867

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 125

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2018, Mizuho Americas Services LLC and three other companies were newly included in the scope of consolidation as a result of establishment.

During the six months ended September 30, 2018, Mizuho Tohoku Industry Development Limited Partnership and two other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 19

Names of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

Joint Stock Commercial Bank for Foreign Trade of Vietnam

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

January 31	1 company
June 29	6 companies
June 30	49 companies
September 30	69 companies

(2)

Consolidated subsidiaries with interim balance sheet dates of June 29 were consolidated based on their tentative interim financial statements as of and for the period ended June 30. The consolidated subsidiary with the interim balance sheet date of January 31 was consolidated based on its tentative interim financial statement as of and for the period ended the interim consolidated balance sheet date. Other consolidated subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the interim consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the interim consolidated balance sheet date. Interest received and the gains or losses on the sale of the relevant credited loans during the six months ended September 30, 2018, including the gains or losses resulting from any change in the value between the beginning and the end of the six months ended September 30, 2018, are recognized in Other Operating Income and Other Operating Expenses on the interim consolidated statements of income.

(2)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2018, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2018, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2018, assuming they were settled at the end of the six months ended September 30, 2018.

(3)	Securities

(a)

Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. As to Other Securities, in principle, fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the interim consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the interim consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (a) above.

(4)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

(5)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(6)	Deferred Assets

Bond issuance costs are expensed as incurred.

(7)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥96,924 million (¥97,112 million at the end of the fiscal year ended March 31, 2018).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(8)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(9)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2018, based on the estimated future payments.

(10)	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors, executive officers and specialist officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd., the amount accrued at the end of the six months ended September 30, 2018 among the estimated payment based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2018 is provided.

(11)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2018, based on the internally established standards.

(12)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(13)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2018. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2018 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(18)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(19)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)

as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(20)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

(21)	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business giving due regard to creating value for diverse stakeholders and realizing improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”) and the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their position. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the Company Group’s performance, the performance of organizations (in-house companies and units, etc.) that each Company Group Officer is in charge of and the performance of each Company Group Officer. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2018 was ¥3,588 million for 19,018 thousand shares (the carrying amount as of March 31, 2018 was ¥2,424 million for 13,319 thousand shares).

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Shares	254,828	267,044
Investments	557	557

2.	MHFG does not have unsecured loaned securities which the borrowers have the right to sell or repledge.

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Securities repledged	12,656,065	12,741,295
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	1,048,102	1,251,512

*3.	Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Loans to Bankrupt Obligors	21,271	21,458
Non-Accrual Delinquent Loans	332,702	297,276

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

*4.	Balance of Loans Past Due for Three Months or More, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Loans Past Due for Three Months or More	617	905

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

*5.	Balance of Restructured Loans, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Restructured Loans	240,777	207,697

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

*6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Total	595,369	527,338

The amounts given in *3 through *6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*7.

In accordance with “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2018	As of September 30, 2018
1,405,238	1,701,872

*8.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
The following assets are pledged as collateral:
Trading Assets	1,590,718	2,118,447
Securities	6,712,488	7,600,326
Loans and Bills Discounted	4,976,680	4,280,083

Total	13,279,886	13,998,857

The following liabilities are collateralized by the above assets:
Deposits	256,027	342,967
Payables under Repurchase Agreements	5,518,102	6,003,580
Guarantee Deposits Received under Securities Lending Transactions	984,830	1,708,713
Borrowed Money	3,524,825	3,481,156

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Cash and Due from Banks	33,434	54,707
Trading Assets	53,750	74,377
Securities	3,270,531	3,263,266
Loans and Bills Discounted	154,190	147,722

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Margins for Futures Transactions	140,600	162,835
Guarantee Deposits	132,084	132,579
Collateral Pledged for Financial Instruments and Others	1,686,720	1,650,139

*9.

Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Unutilized balance	92,936,908	97,315,021
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	73,190,124	76,058,424

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*10.

In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*11.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Accumulated Depreciation	879,497	898,450

*12.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Subordinated Borrowed Money	218,000	193,000

*13.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Subordinated Bonds	2,810,028	3,342,456

14.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Money trusts	1,470,677	1,534,404

*15.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2018	As of September 30, 2018
1,309,432	1,367,250

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Gains on Sales of Stocks	123,397	181,076
Reversal of Reserves for Possible Losses on Loans	132,487	48,292

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
System Migration-related Expenses	29,110	18,288
Losses on Write-offs of Loans	9,744	17,942
Stock-related Derivatives Expenses	8,448	17,314
Losses on Sales of Stocks	6,432	12,609

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Gains on Cancellation of Employee Retirement Benefit Trust	—	7,448
Gains on Disposition of Fixed Assets	2,158	2,820

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Losses on Impairment of Fixed Assets	2,375	2,384
Losses on Disposition of Fixed Assets	2,013	1,167

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2017

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2017	Increase during the period	Decrease during the period	As of September 30, 2017	Remarks
Issued Shares
Common Stock	25,386,307	3,337	—	25,389,644	(Note 1)

Total	25,386,307	3,337	—	25,389,644

Treasury Stock
Common Stock	19,992	11,979	4,800	27,171	(Note 2)

Total	19,992	11,979	4,800	27,171

(Notes)	1.	Increases are due to exercise of stock acquisition rights (stock options) (3,337 thousand shares).
	2.	Increases are due to acquisition of treasury stock by BBT trust account (8,130 thousand shares), and repurchase of shares constituting less than one unit and other factors (3,849 thousand shares). Decreases are due to distribution of treasury stock through BBT trust account (3,810 thousand shares), exercise of stock acquisition rights (stock options) (212 thousand shares) and repurchase of shares constituting less than one unit and other factors (778 thousand shares). The number of shares as of September 30, 2017, includes the number of treasury stock held by BBT trust account (13,319 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2017 (Millions of yen)	Remarks
			As of April 1, 2017	Increase during the period	Decrease during the period	As of September 30, 2017
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option	—					1,173
Consolidated subsidiaries (Treasury stock acquisition rights)		—					— (—)

Total		—					1,173 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2017

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2017 The Board of Directors	Common Stock	95,173	3.75	March 31, 2017	June 5, 2017

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2017 include ¥33 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2017 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 13, 2017	Common Stock	95,186	Retained Earnings	3.75	September 30, 2017	December 5, 2017
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 13, 2017 include ¥49 million of cash dividends on treasury stock held by BBT trust account.

For the six months ended September 30, 2018

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2018	Increase during the period	Decrease during the period	As of September 30, 2018	Remarks
Issued Shares
Common Stock	25,389,644	2,854	—	25,392,498	(Note 1)

Total	25,389,644	2,854	—	25,392,498

Treasury Stock
Common Stock	24,829	14,542	5,057	34,314	(Note 2)

Total	24,829	14,542	5,057	34,314

(Notes)	1.	Increases are due to exercise of stock acquisition rights (stock options) (2,854 thousand shares).
	2.	Increases are due to acquisition of treasury stock by BBT trust account (10,676 thousand shares), and repurchase of shares constituting less than one unit and other factors (3,865 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (4,977 thousand shares), exercise of stock acquisition rights (stock options) (79 thousand shares) and other factors. The number of shares as of September 30, 2018, includes the number of treasury stock held by BBT trust account (19,018 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2018 (Millions of yen)	Remarks
			As of April 1, 2018	Increase during the period	Decrease during the period	As of September 30, 2018
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option	—					714
Consolidated subsidiaries (Treasury stock acquisition rights)		—					— (—)

Total		—					714 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2018

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2018 The Board of Directors	Common Stock	95,186	3.75	March 31, 2018	June 4, 2018

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2018 include ¥49 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2018 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2018 The Board of Directors	Common Stock	95,197	Retained Earnings	3.75	September 30, 2018	December 6, 2018

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 14, 2018 include ¥71 million of cash dividends on treasury stock held by BBT trust account.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Cash and Due from Banks	50,982,819	46,579,445
Due from Banks excluding central banks	(1,387,806)	(1,375,577)

Cash and Cash Equivalents	49,595,013	45,203,867

Lease Transactions

1.	Finance Leases (Lessees)

Finance lease transactions that do not transfer ownership:

1)	Lease Assets:

(a)	Tangible fixed assets: mainly equipment

(b)	Intangible fixed assets: software

2)	The method for computing the amount of depreciation is described in “4. Standards of Accounting Method (5) Depreciation of Fixed Assets.”

2.	Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Due in One Year or Less	51,996	51,499
Due after One Year	193,996	181,418

Total	245,992	232,918

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2018	As of September 30, 2018
Due in One Year or Less	632	549
Due after One Year	7,267	6,551

Total	7,899	7,100

Financial Instruments

Matters relating to fair value of financial instruments and others

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values and differences between them. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below (see (Note 2)).

As of March 31, 2018

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	47,723,757	47,723,757	—
(2) Call Loans and Bills Purchased (*1)	714,870	714,870	—
(3) Receivables under Resale Agreements	8,080,873	8,080,873	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	4,350,527	4,350,527	—
(5) Other Debt Purchased (*1)	2,713,345	2,713,347	1
(6) Trading Assets
Trading Securities	5,188,400	5,188,400	—
(7) Money Held in Trust (*1)	336,203	336,203	—
(8) Securities
Bonds Held to Maturity	2,515,830	2,521,846	6,016
Other Securities	31,103,130	31,103,130	—
(9) Loans and Bills Discounted	79,421,473
Reserves for Possible Losses on Loans (*1)	(275,439)

	79,146,034	80,053,839	907,804

Total Assets	181,872,972	182,786,795	913,822

(1) Deposits	125,081,233	125,063,500	(17,733)
(2) Negotiable Certificates of Deposit	11,382,590	11,382,089	(500)
(3) Call Money and Bills Sold	2,105,293	2,105,293	—
(4) Payables under Repurchase Agreements	16,656,828	16,656,828	—
(5) Guarantee Deposits Received under Securities Lending Transactions	1,566,833	1,566,833	—
(6) Trading Liabilities
Securities Sold, Not yet Purchased	3,185,101	3,185,101	—
(7) Borrowed Money	4,896,218	4,886,962	(9,256)
(8) Bonds and Notes	7,544,256	7,591,266	47,009
(9) Due to Trust Accounts	4,733,131	4,733,131	—

Total Liabilities	177,151,488	177,171,007	19,519

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	267,784
Derivative Transactions Qualifying for Hedge Accounting	234,783
Reserves for Derivative Transactions (*1)	(1,355)

Total Derivative Transactions	501,212	501,212	—

(*1)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

As of September 30, 2018

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	46,578,347	46,578,347	—
(2) Call Loans and Bills Purchased (*1)	336,133	336,133	—
(3) Receivables under Resale Agreements	10,275,017	10,275,017	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	2,709,640	2,709,640	—
(5) Other Debt Purchased (*1)	2,577,405	2,577,407	1
(6) Trading Assets
Trading Securities	6,852,713	6,852,713	—
(7) Money Held in Trust (*1)	408,326	408,326	—
(8) Securities
Bonds Held to Maturity	2,135,128	2,132,276	(2,852)
Other Securities	32,257,147	32,257,147	—
(9) Loans and Bills Discounted	80,516,017
Reserves for Possible Losses on Loans (*1)	(218,806)

	80,297,210	81,194,514	897,303

Total Assets	184,427,071	185,321,524	894,453

(1) Deposits	120,819,088	120,797,489	(21,599)
(2) Negotiable Certificates of Deposit	12,500,325	12,499,313	(1,011)
(3) Call Money and Bills Sold	5,736,053	5,736,053	—
(4) Payables under Repurchase Agreements	17,488,448	17,488,448	—
(5) Guarantee Deposits Received under Securities Lending Transactions	1,838,150	1,838,150	—
(6) Trading Liabilities
Securities Sold, Not yet Purchased	2,807,925	2,807,925	—
(7) Borrowed Money	4,817,339	4,809,018	(8,321)
(8) Bonds and Notes	8,696,783	8,697,836	1,053
(9) Due to Trust Accounts	4,725,740	4,725,740	—

Total Liabilities	179,429,854	179,399,976	(29,878)

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	493,414
Derivative Transactions Qualifying for Hedge Accounting	39,104
Reserves for Derivative Transactions (*1)	(1,163)

Total Derivative Transactions	531,355	531,355	—

(*1)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the interim consolidated balance sheet amount due to immateriality.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(Note 1)	Calculation method of fair value of financial instruments

Assets

(1)	Cash and Due from Banks

For Due from Banks which have no maturity, since fair values of these items approximate book values, we deem the book values to be fair values. For Due from Banks which have maturity, since contractual terms of these items are mainly short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(2)	Call Loans and Bills Purchased, (3) Receivables under Resale Agreements and (4) Guarantee Deposits Paid under Securities Borrowing Transactions

Since contractual terms of these items are mainly short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(5)	Other Debt Purchased

Fair values of Other Debt Purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors.

(6)	Trading Assets

Fair values of securities held for trading, such as bonds held for trading, are based on the market prices and others.

(7)	Money Held in Trust

As to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of these items are calculated using the method stated in (8). For other Money Held in Trust, since fair values of these items approximate book values, we deem the book values to be fair values. The notes to Money Held in Trust based on holding purpose are stated in “Money Held in Trust.”

(8)	Securities

Fair values of stocks are based on the prices on securities exchanges, and those of bonds and others are based on the market prices, valuations obtained from brokers and information vendors and others. Fair values of investment trusts are based on the disclosed net asset value and others. Fair values of private placement bonds are calculated by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the internal ratings and terms.

Fair values of securitized products are based on valuations obtained from brokers and others, and reasonably calculated prices based on the reasonable estimates of our management. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, pre-payment rates, and discount rates.

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value as of September 30, 2018 (as of March 31, 2018). In deriving the reasonably calculated prices, we used the discount cash flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

The notes to Securities based on holding purpose are stated in “Securities.”

(9)	Loans and Bills Discounted

Fair values of Loans and Bills Discounted are calculated by the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted. In addition, as to claims against bankrupt obligors, substantially bankrupt obligors and intensive control obligors, since the estimated amount of bad debts is calculated based on the present value of the expected future cash flows or the estimated amounts that we would be able to collect from collateral and guarantees, fair values approximate the amount of Debentures and others minus the amount of Reserves for Possible Losses on Loans in the interim consolidated balance sheet (the consolidated balance sheet) as of the interim consolidated balance sheet date (the consolidated balance sheet date) and we thus deem such amount to be fair values.

Of the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, we deem book values to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions.

Liabilities

(1)	Deposits (2) Negotiable Certificates of Deposit

For demand deposits, we deem the payment amounts required on the interim consolidated balance sheet date (the consolidated balance sheet date) (i.e., book values) to be fair values. In addition, fair values of fixed deposits and negotiable certificates of deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, we mainly deem the book values to be fair values.

(3)	Call Money and Bills Sold, (4) Payables under Repurchase Agreements and (5) Guarantee Deposits Received under Securities Lending Transactions

Since contractual terms of these financial instruments are mainly short (i.e., within six months) and fair values approximate book values, we deem the book values to be fair values.

(6)	Trading Liabilities

Fair values of Securities Sold, Not yet Purchased in Trading Liabilities are based on the market prices and others.

(7)	Borrowed Money

Fair values of Borrowed Money are calculated mainly by discounting the total amount of the principal and interest of such Borrowed Money classified by certain period at the interest rates considered to be applicable to similar loans.

(8)	Bonds and Notes

Fair values of Bonds and Notes issued by MHFG and its consolidated subsidiaries are based on the market prices for Bonds and Notes which have market prices, and calculated by discounting the total amount of principal and interest by the interest rates considered to be applicable to similar Bonds and Notes for those which do not have market prices.

(9)	Due to Trust Accounts

Due to Trust Accounts of consolidated trust banking subsidiaries is used for transactions in which consolidated trust banking subsidiaries manage fund entrusted to them in bank accounts of consolidated trust banking subsidiaries. As the purpose is considered to approximate demand deposit, we deem the book values to be fair values.

Derivative Transactions

Derivative Transactions are stated in “Derivatives Information.”

(Note 2)

Interim consolidated balance sheet (consolidated balance sheet) amounts of financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (7) Money Held in Trust” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	As of March 31, 2018	As of September 30, 2018
(i) Unlisted Stocks (*1)	204,081	210,705
(ii) Investments in Partnerships and others (*2)	104,569	104,679
(iii) Other	1,263	1,434

Total (*3)	309,913	316,819

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)

Of the Investments in Partnerships and others, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.

(*3)	During the fiscal year ended March 31, 2018, the amount of impairment (devaluation) was ¥3,794 million on a consolidated basis.
During the six months ended September 30, 2018, the amount of impairment (devaluation) was ¥673 million on a consolidated basis.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2018

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	1,959,909	1,984,382	24,472
	Foreign Bonds	—	—	—

	Sub-total	1,959,909	1,984,382	24,472

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	555,920	537,464	(18,455)

	Sub-total	555,920	537,464	(18,455)

Total		2,515,830	2,521,846	6,016

As of September 30, 2018
(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	1,599,900	1,619,318	19,417
	Foreign Bonds	—	—	—

	Sub-total	1,599,900	1,619,318	19,417

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	535,228	512,958	(22,269)

	Sub-total	535,228	512,958	(22,269)

Total		2,135,128	2,132,276	(2,852)

2.	Other Securities

As of March 31, 2018

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	3,402,250	1,351,285	2,050,964
	Bonds	7,512,070	7,474,247	37,822
	Japanese Government Bonds	5,786,004	5,775,747	10,257
	Japanese Local Government Bonds	151,508	148,605	2,903
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	1,574,556	1,549,894	24,662
	Other	3,346,841	3,176,946	169,894
	Foreign Bonds	2,641,061	2,629,413	11,647
	Other Debt Purchased	74,171	72,973	1,198
	Other	631,608	474,559	157,048

	Sub-total	14,261,162	12,002,479	2,258,682

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	179,989	213,582	(33,592)
	Bonds	9,023,533	9,055,945	(32,411)
	Japanese Government Bonds	7,546,089	7,555,729	(9,640)
	Japanese Local Government Bonds	87,824	88,105	(280)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	1,389,519	1,412,009	(22,489)
	Other	8,116,452	8,354,904	(238,451)
	Foreign Bonds	5,688,079	5,865,823	(177,743)
	Other Debt Purchased	112,361	112,641	(279)
	Other	2,316,011	2,376,439	(60,428)

	Sub-total	17,319,975	17,624,431	(304,455)

Total		31,581,138	29,626,911	1,954,226

(Note)	Unrealized Gains (Losses) includes ¥28,273 million which was recognized in the statement of income by applying the fair-value hedge method.

As of September 30, 2018

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	3,341,596	1,287,972	2,053,623
	Bonds	6,301,096	6,278,931	22,165
	Japanese Government Bonds	4,863,256	4,861,754	1,501
	Japanese Local Government Bonds	64,339	63,425	913
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	1,373,500	1,353,750	19,749
	Other	3,683,982	3,512,889	171,092
	Foreign Bonds	2,504,280	2,497,738	6,541
	Other Debt Purchased	44,520	43,657	863
	Other	1,135,181	971,493	163,687

	Sub-total	13,326,674	11,079,793	2,246,881

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	175,640	213,321	(37,680)
	Bonds	10,403,691	10,452,604	(48,913)
	Japanese Government Bonds	8,587,167	8,609,261	(22,093)
	Japanese Local Government Bonds	176,115	176,767	(651)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	1,640,308	1,666,475	(26,167)
	Other	8,816,026	9,104,809	(288,782)
	Foreign Bonds	6,898,242	7,127,883	(229,641)
	Other Debt Purchased	103,185	103,619	(434)
	Other	1,814,598	1,873,305	(58,707)

	Sub-total	19,395,358	19,770,735	(375,376)

Total		32,722,033	30,850,528	1,871,505

(Note)	Unrealized Gains (Losses) includes ¥26,133 million which was recognized in the statement of income by applying the fair-value hedge method.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the six months ended September 30, 2018 (the fiscal year ended March 31, 2018) (impairment (devaluation)), if the fair value (primarily the closing market price as of September 30, 2018 (March 31, 2018)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2018 was ¥3,424 million.

The amount of impairment (devaluation) for the six months ended September 30, 2018 was ¥1,456 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2018

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	3,199	3,199	—	—	—

(Note)

“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2018

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	3,815	3,815	—	—	—

(Note)

“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2018

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,925,837
Other Securities	1,925,837
(–) Deferred Tax Liabilities	518,090
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,407,747
(–) Amount Corresponding to Non-controlling Interests	20,790
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	5,436

Net Unrealized Gains (Losses) on Other Securities	1,392,392

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥28,273 million (gains) which was recognized in the statement of income for the fiscal year ended March 31, 2018 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding securities which do not have readily determinable fair value.

As of September 30, 2018

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,845,221
Other Securities	1,845,221
(–) Deferred Tax Liabilities	496,364
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,348,856
(–) Amount Corresponding to Non-controlling Interests	19,222
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	5,899

Net Unrealized Gains (Losses) on Other Securities	1,335,533

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥26,133 million (gains) which was recognized in the statement of income for six months ended September 30, 2018 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding securities which do not have readily determinable fair value.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses), and fair value calculation method by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	7,629,009	2,781,286	24,873	24,873
	Bought	7,382,738	2,527,389	(26,372)	(26,372)
	Options
	Sold	148,802	38,606	(157)	119
	Bought	318,186	—	715	22
Over-the-Counter	FRAs
	Sold	29,881,631	657,637	(6,103)	(6,103)
	Bought	28,470,832	641,350	4,272	4,272
	Swaps
	Receive Fixed / Pay Float	408,239,583	335,944,031	3,331,370	3,331,370
	Receive Float / Pay Fixed	404,255,318	328,525,087	(3,350,175)	(3,350,175)
	Receive Float / Pay Float	89,307,829	68,275,480	42,651	42,651
	Receive Fixed / Pay Fixed	613,586	556,686	5,675	5,675
	Options
	Sold	6,348,557	4,448,904	(20,162)	(20,162)
	Bought	3,925,710	2,669,122	19,766	19,766
Inter-Company or Internal Transactions	Swaps
	Receive Fixed / Pay Float	5,802,848	5,629,482	(42,404)	(42,404)
	Receive Float / Pay Fixed	10,811,184	9,824,803	114,074	114,074

Total		—	—	98,024	97,607

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	7,736,447	2,737,357	29,094	29,094
	Bought	6,904,377	2,702,031	(29,366)	(29,366)
	Options
	Sold	423,607	97,635	(209)	57
	Bought	493,419	95,643	373	120
Over-the-Counter	FRAs
	Sold	29,556,250	379,230	3,755	3,755
	Bought	27,798,991	196,607	(1,496)	(1,496)
	Swaps
	Receive Fixed / Pay Float	434,433,970	353,413,223	1,928,917	1,928,917
	Receive Float / Pay Fixed	429,762,808	347,523,064	(1,864,964)	(1,864,964)
	Receive Float / Pay Float	92,264,071	69,403,819	45,270	45,270
	Receive Fixed / Pay Fixed	563,411	503,951	3,264	3,264
	Options
	Sold	6,870,878	4,951,226	(3,347)	(3,347)
	Bought	4,553,467	2,774,200	15,728	15,728
Inter-Company or Internal Transactions	Swaps
	Receive Fixed / Pay Float	6,522,682	6,379,184	(46,233)	(46,233)
	Receive Float / Pay Fixed	11,737,011	10,473,625	136,407	136,407

Total		—	—	217,192	217,206

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

(2)	Currency-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	21,239	1,860	—	—
	Bought	92,245	22,828	—	—
Over-the-Counter	Swaps	49,506,179	34,820,751	245,294	164,945
	Forwards
	Sold	67,299,060	2,966,015	537,765	537,765
	Bought	30,337,434	1,229,813	(469,341)	(469,341)
	Options
	Sold	2,451,245	1,087,293	(39,530)	14,894
	Bought	2,308,666	919,460	66,225	8,218
Inter-Company or Internal Transactions	Swaps	3,190,555	2,362,942	(250,755)	18,009
	Forwards
	Bought	165,472	—	(2,090)	(2,090)

Total		—	—	87,568	272,402

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	11,917	330	—	—
	Bought	60,894	17,143	—	—
Over-the-Counter	Swaps	51,268,630	36,972,762	200,199	169,066
	Forwards
	Sold	58,645,843	2,760,872	(654,038)	(654,038)
	Bought	31,960,052	1,218,971	667,610	667,610
	Options
	Sold	3,159,199	1,165,017	(43,337)	157
	Bought	3,271,538	989,013	59,965	9,104
Inter-Company or Internal Transactions	Swaps	2,807,868	2,298,720	(84,738)	17,026
	Forwards
	Bought	10,607	—	410	410

Total		—	—	146,072	209,338

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

(3)	Stock-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	345,159	10,570	1,986	1,986
	Bought	677,676	—	8,524	8,524
	Index Futures Options
	Sold	1,788,049	422,988	(78,493)	(3,245)
	Bought	1,733,309	371,505	71,196	1,012
Over-the-Counter	Equity Linked Swaps	242,490	220,351	13,938	13,938
	Options
	Sold	705,136	412,365	(73,573)	(73,573)
	Bought	334,443	141,885	103,731	103,731
	Other
	Sold	164,010	37,531	(1,004)	(1,004)
	Bought	434,136	303,637	37,958	37,958

Total		—	—	84,265	89,329

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	585,143	6,759	(9,545)	(9,545)
	Bought	141,202	—	645	645
	Index Futures Options
	Sold	1,741,622	429,109	(103,205)	(27,525)
	Bought	1,752,735	304,548	76,735	10,312
Over-the-Counter	Equity Linked Swaps	394,518	283,179	29,960	29,960
	Options
	Sold	676,875	364,534	(74,730)	(74,730)
	Bought	363,189	139,332	118,962	118,962
	Other
	Sold	280,951	—	(15,944)	(15,944)
	Bought	497,112	240,554	106,290	106,290

Total		—	—	129,169	138,425

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the discounted value of future cash flows, option pricing models and others.

(4)	Bond-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	795,996	—	(4,155)	(4,155)
	Bought	626,268	—	4,206	4,206
	Futures Options
	Sold	265,529	—	(246)	(104)
	Bought	158,042	—	184	48
Over-the-Counter	Options
	Sold	827,444	283,966	(26,511)	(25,779)
	Bought	827,685	283,966	26,040	25,702
	Other
	Sold	357,473	—	(664)	(664)
	Bought	297,989	—	271	271

Total		—	—	(875)	(475)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the option pricing models and others.

As of September 30, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	919,719	—	4,492	4,492
	Bought	1,344,093	—	(4,962)	(4,962)
	Futures Options
	Sold	307,942	—	(153)	48
	Bought	147,435	—	135	(19)
Over-the-Counter	Options
	Sold	522,873	234,784	(13,235)	(12,687)
	Bought	563,961	234,784	13,693	12,864
	Other
	Sold	127,470	—	(584)	(584)
	Bought	120,806	—	95	95

Total		—	—	(518)	(753)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the option pricing models and others.

(5)	Commodity-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	22,101	3,108	(3,563)	(3,563)
	Bought	32,891	8,979	5,675	5,675
	Futures Options
	Sold	—	—	—	—
Over-the-Counter	Swaps	2,516	—	0	0
	Options
	Sold	147,475	50,068	(7,871)	(7,871)
	Bought	130,003	40,133	7,508	7,508

Total		—	—	1,749	1,749

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the New York Mercantile Exchange and others.
		Fair values of over-the-counter contracts are based on the commodity prices, terms of contracts and other components of the contracts.
	3.	Commodities include oil, copper, aluminum and others.

As of September 30, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	23,786	3,235	(7,149)	(7,149)
	Bought	32,285	7,061	11,035	11,035
	Futures Options
	Sold	170	—	(7)	(2)
Over-the-Counter	Swaps	—	—	—	—
	Options
	Sold	153,638	48,942	(18,665)	(18,665)
	Bought	145,741	41,525	16,599	16,599

Total		—	—	1,813	1,818

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the New York Mercantile Exchange and others.
		Fair values of over-the-counter contracts are based on the commodity prices, terms of contracts and other components of the contracts.
	3.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	1,302,042	973,507	19,445	19,445
	Bought	1,541,030	1,147,481	(22,392)	(22,392)

Total		—	—	(2,947)	(2,947)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of over-the-counter contracts are based on the discounted value of future cash flows, prices of the underlying products, terms of contracts and other components of the contracts.
	3.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2018

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	1,433,530	1,111,215	19,196	19,196
	Bought	1,627,355	1,262,516	(19,511)	(19,511)

Total		—	—	(314)	(314)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of over-the-counter contracts are based on the discounted value of future cash flows, prices of the underlying products, terms of contracts and other components of the contracts.
	3.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income and Other Operating Income + Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, Amortization of goodwill and others (including amortization of intangible assets), and Others (consolidation adjustments) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

3.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the six months ended September 30, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	343,200	187,600	153,200	239,900	24,800	32,490	981,190
General and administrative expenses (excluding Non-Recurring Losses and others)	358,900	101,300	121,600	100,300	13,900	15,335	711,335
Equity in income from investments in affiliates	7,500	600	1,300	—	500	653	10,553
Amortization of goodwill and others	200	200	200	1,200	4,000	1,134	6,934
Others	—	—	—	—	—	(10,444)	(10,444)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(8,400)	86,700	32,700	138,400	7,400	6,229	263,029

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 21,380 million, of which ¥ 13,900 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transaction between each segment and “Others” made in April, 2018, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	345,900	223,700	198,200	237,400	25,000	21,285	1,051,485
General and administrative expenses (excluding Non-Recurring Losses and others)	360,200	100,300	121,400	103,500	13,900	23,400	722,700
Equity in income from investments in affiliates	14,400	600	2,800	—	600	997	19,397
Amortization of goodwill and others	200	200	200	1,200	4,000	987	6,787
Others	—	—	—	—	—	(10,444)	(10,444)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(100)	123,800	79,400	132,700	7,700	(12,549)	330,950

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 39,913 million, of which ¥ 33,600 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

4.

The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	981,190	1,051,485
Net gains or losses related to ETFs and others	(21,380)	(39,913)
Other Ordinary Income	287,431	269,875
General and Administrative Expenses	(733,194)	(717,467)
Other Ordinary Expenses	(82,740)	(97,067)

Ordinary Profits	431,306	466,912

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes Recorded in Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	263,029	330,950
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	(14,924)	12,020
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(9,704)	(20,812)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	137,773	50,609
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	86,546	110,067
Net Extraordinary Gains (Losses)	(2,223)	6,719
Others	(31,414)	(15,924)

Income before Income Taxes recorded in Interim Consolidated Statement of Income	429,082	473,632

Related Information

For the six months ended September 30, 2017

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,198,371	263,715	112,304	190,449	1,764,841

(Notes)	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidated subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2017 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2018

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,212,312	355,940	138,918	286,915	1,994,087

(Notes)	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidated subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2018 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	—	—	—	—	—	2,375	2,375

For the six months ended September 30, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	—	—	—	—	—	2,384	2,384

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	200	—	1,500	373	2,073
Unamortized Balance of Goodwill	—	—	5,800	—	50,700	16,044	72,544

For the six months ended September 30, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	200	—	1,500	342	2,042
Unamortized Balance of Goodwill	—	—	4,600	—	48,000	14,928	67,528

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2017

There is no applicable information.

For the six months ended September 30, 2018

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2018	As of September 30, 2018
Net Assets per Share of Common Stock	Yen	357.41	362.69
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	9,821,246	9,672,610
Deductions from Total Net Assets	Millions of yen	755,403	475,220
Stock Acquisition Rights	Millions of yen	1,163	714
Non-Controlling Interests	Millions of yen	754,239	474,506
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	9,065,843	9,197,389
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	25,364,815	25,358,184

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2017	For the six months ended September 30, 2018
(1) Net Income per Share of Common Stock	Yen	12.48	14.16
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	316,645	359,360
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	316,645	359,360
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,366,346	25,363,166

(2) Diluted Net Income per Share of Common Stock	Yen	12.47	14.16
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	7,932	4,790
Stock Acquisition Rights	Thousands of shares	7,932	4,790
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Note)

In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period/the fiscal year. The number of such Treasury Stock shares deducted at the end of the previous fiscal year (March 31, 2018) was 13,319 thousand and the number of such Treasury Stock shares deducted at the end of the period (September 30, 2018) was 19,018 thousand.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the six months ended September 30, 2017, was 10,318 thousand and the average number of such Treasury Stock shares deducted during the six months ended September 30, 2018, was 15,461 thousand.

II. Others

There is no applicable information.